FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated August 15, 2017

TRANSLATION
Autonomous City of Buenos Aires, August 15, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Agreement among YPF S.A., O&G Developments Ltd. S.A. and the Province of Neuquén.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Merval Listing Regulations.

In this regard, and further to the information provided to the market through Relevant Facts dated December 5, 2014, October 17, 2016, February 23, 2017 and May 12, 2017 in connection with the same subject, please be informed that the Province of Neuquén authorized the assignments contemplated under the Agreement executed by YPF S.A. and O&G Developments Ltd. S.A., an affiliate of Shell Compañía Argentina de Petróleo S.A., with the aim of jointly developing hydrocarbons in the Bajada de Añelo area in the Province of Neuquén. In addition, such authorization contemplates that the original committed investments of U.S.$ 447 million shall now be made before June 30, 2022.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 16, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer